[Goodwin Procter Letterhead]

April 24, 2009

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561

Attention: Jeffrey P. Riedler

  Re:
  Helicos BioSciences Corporation
  Registration Statement on Form S-3
  Filed January 22, 2009
  Amendment No. 1 to Registration Statement on Form S-3
  Filed February 13, 2009
  Amendment No. 2 to Registration Statement on Form S-3
  Filed April 9, 2009
  File No. 333-156885

Ladies and Gentlemen:

        This letter is being furnished on behalf of Helicos BioSciences Corporation (the "Company") with respect to the Company's Registration Statement on Form S-3 (File No. 333-156885) that was filed with the Commission on January 22, 2009, as amended by Amendment No. 1 to the Registration Statement that was filed with the Commission on February 13, 2009 and Amendment No. 2 to the Registration Statement that was filed with the Commission on April 9, 2009 (as amended, the "Registration Statement"). The Company is concurrently filing Amendment No. 3 to the Company's Registration Statement, including the prospectus contained therein, to add the following documents under the heading "Incorporation of Certain Information by Reference":

  •
  Current Report on Form 8-K filed with the SEC on April 10, 2009 (File No. 001-33484-09745264)

  •
  The information specifically incorporated by reference into the Annual Report on Form 10-K for the year ended December 31, 2008 from the Definitive Proxy Statement on Schedule 14A filed with the SEC on April 24, 2009 (File No. 001-33484-09768129)

*    *    *

        If you require additional information, please telephone the undersigned at (617) 570-1865 or Thomas Levato at (212) 459-7256.

Sincerely,
/s/ JAMES A. MATARESE James A. Matarese
cc:
Ronald A. Lowy
        Helicos BioSciences Corporation
Mark C. Solakian
        Helicos BioSciences Corporation
Stuart M. Cable
        Goodwin Procter LLP